BOART LONGYEAR

Boart Longyear Limited 082-35090

Corporate Office

2640 West 1700 South, Salt Lake City
PO Box 27314, Salt Lake City, Utah 84127, USA
Tel: +1 801 972-6430 • Fax: +1 801 977-3374
E-mail: info@boartlongyear.com
www.boartlongyear.com

RECEIVED
21 A 9: 2

18 March 2008

Sent Via Overnight Courier

Securities and Exchange Commissi
Division of Corporation Finance
Office of International Corporate Fi
450 Fifth Street, N.W.
Washington, D.C. 20549

08001378

SUPPL

Re: Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, Boart Longyear Limited (the "Company") hereby furnishes to the Securities and Exchange Commission one copy of the following announcement: (1) Sale of South African Mining Capital Equipment Business, submitted on March 17, 2008. This announcement was submitted by the Company to the Australian Securities and Investments Commission and distributed by the Company to its security holders on the dates referenced above.

Please acknowledge receipt of the enclosed materials by file-stamping an enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions regarding this submission, please contact the undersigned at (801) 954-2492.

Very truly yours,

Fabrizio Rasetti
Senior Vice President and General Counsel

PROCESSED
MAR 25 2008
THOMSON
FINANCIAL

Enclosures

dw 3/21

Boart Longyear Limited ABN 49 123 052 728

Investor Relations Office

Level 56, MLC Centre, 19 -29 Martin Place, Sydney
New South Wales 2000, Australia
Tel: +61 2 9293 2599 • Fax: +61 2 9293 2907

E-mail: ir@boartlongyear.com

www.boartlongyear.com

17 March 2008

Australian Securities Exchange Limited
Exchange Centre
20 Bridge St
Sydney NSW 2000

Sale of South African Mining Capital Equipment Business

Boart Longyear Limited (ASX: BLY) completed the sale of its' South African mining capital equipment business ("MCE") to a consortium comprising of Nedbank Capital Private Equity, Matasis Investment Holdings (Pty) Limited and management for R130 million (US$16.2 million).

The sale of MCE is part of Boart Longyear's ongoing program to divest businesses which do not fit the Company's strategy of building the world's leading integrated drilling services and products provider for the minerals, environmental & infrastructure and energy industries.

MCE is based in Johannesburg, South Africa, and builds underground utility vehicles, load haul dump units, graders and hydraulic rock drills for the underground mining industry in South Africa. The sale comprises the business and assets of MCE. The employees currently employed by MCE will also transfer with the business.

Yours sincerely

Alison Henriksen
Vice President Investor Relations

END